Prestige Wealth Inc.

May 12, 2023

Via EDGAR

Mr. David Gessert

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed March 10, 2023

File No. 333-267999

Dear Mr. Gessert and Ms. Block:

This letter is in response to the letter dated March 23, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 4 to the registration statement on Form F-1 (“Amendment No. 4 to the Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 10, 2023

General

1. We note your response to prior comment 1, but do not necessarily agree with your analysis that the Richard Ellis SEC Staff No-Action Letter (1981) was replaced with tests described in Protecting Investors: A Half Century of Investment Company Regulation (1992) (“Protecting Investors”) under your circumstances. Please state whether you are relying on any no-action letters issued after Protecting Investors in your integration analysis of PWAI and the Asset Management Subsidiaries, and, if so, supplementally provide your detailed legal analysis as to how such no-action letters apply.

Response: The SEC staff has repeatedly applied the revised separateness test set forth in Protecting Investors (“Revised Separateness Test”) when determining whether a U.S. investment adviser is separate from and independent of its foreign investment adviser affiliates in a series of subsequent no-action letters. See, e.g., Uniao de Bancos de Brasileiros S.A. (pub. avail. Jul. 28, 1992) (“Unibanco”); Mercury Asset Management plc (pub. avail. Apr. 16, 1993); Kleinwort Benson Investment Management Limited (pub. avail. Dec. 15, 1993); Murray Johnstone Holdings Limited (pub. avail. Oct. 7, 1994); ABN AMRO Bank, N.V. (pub. avail. Jul. 7, 1997); Royal Bank of Canada (pub. avail. June 3, 1998); ABA Subcommittee on Private Investment Entities (pub. avail. Dec. 8, 2005) (collectively, the “Foreign Adviser Affiliate Letters”). For example, the staff stated as follows in Unibanco:

[t]he Division will recognize separateness if the affiliated companies are separately organized (e.g., two distinct entities); the registered entity is staffed with personnel (whether physically located in the United States or abroad) who are capable of providing investment advice; all persons involved in United States advisory activities are deemed ‘associated persons’ of the registrant; and the Commission has adequate access to trading and other records of each affiliate involved in United States advisory activities, and to its personnel, to the extent necessary to monitor and police conduct that may harm United states clients or markets.

PWAI and the Asset Management Subsidiaries satisfy each and every one of the conditions under the Revised Separateness Test, to the extent applicable. First, PWAI and the Asset Management Subsidiaries are distinct entities. Second, while PWAI is not an investment adviser, and, therefore, does not have any advisory personnel, the Asset Management Subsidiaries are staffed with personnel capable of providing investment advice outside the U.S. to non-U.S. clients. Third, there are no personnel associated with PWAI or the Asset Management Subsidiaries involved in U.S. advisory activities. Consequently, it is not necessary to treat any of their personnel as “associated persons.” Finally, neither PWAI nor any of the Asset Management Subsidiaries are involved in U.S. advisory activities. Consequently, the SEC does not need access to trading and other records. Consequently, we believe that PWAI and the Asset Management Subsidiaries are separate from and independent of each other.

In any event, we do not believe that PWAI and the Asset Management Subsidiaries raise the integration concern that Richard Ellis (Sept. 17, 1981), Protecting Investors and the Foreign Adviser Affiliate Letters (collectively, the “Foreign Adviser Affiliate Precedents”) seek to address. Consequently, we do not believe that reliance on the Foreign Adviser Affiliate Precedents (or any other particular SEC staff n0-action letter, for that matter) letter is necessary here.

As more thoroughly discussed in our prior correspondence, the Foreign Adviser Affiliate Precedents seek to address situations where an unregistered foreign investment adviser forms and operates an affiliated U.S. registered investment as a hollow conduit through which it, indirectly, provides investment advisory services in the U.S. without registration or regulation under the Advisers Act. The various conditions set forth in the Foreign Adviser Affiliate Precedents are designed to ensure that the U.S. registered adviser is not a mere extension of the foreign investment adviser, itself. Put differently, they attempt to establish the operational independence of the SEC registered investment adviser from its foreign unregistered affiliate.

PWAI and the Asset Management Subsidiaries do not present hollow conduit concerns that the Foreign Adviser Affiliate Precedents seek to combat. PWAI does not provide advice about securities, and, therefore, is not an even an “investment adviser” within the meaning of the Advisers Act. Moreover, while the Asset Management Subsidiaries do provide investment advisory services to high net worth individuals, they do so exclusively outside of the U.S. to non-U.S. persons. Thus, there is nothing to suggest here that the Asset Management Subsidiaries have formed and operate PWAI to conduct an unregulated investment advisory business in the U.S, in circumvention of the Advisers Act. For these reasons, we do not believe that the Foreign Adviser Affiliate Precedents (or any other SEC staff no-action letter, for that matter) are directly controlling here.

Notwithstanding the foregoing, we do believe that PWAI and the Asset Management Subsidiaries are operationally distinct. The basis for our view is discussed immediately below.

2. In your response to prior comment 1, you state that PWAI and the Asset Management Subsidiaries are operationally distinct. Please supplementally provide detailed information to support this claim. For example, please describe where any compliance department is located; where employees, officers and directors are located; and whether any operational resources are shared.

Response: We believe that PWAI and the Asset Management Subsidiaries are operationally distinct based on all of the surrounding facts and circumstances, particularly the following.

●	Separate Entities -- PWAI and the Asset Management Subsidiaries are separate legal entities.

●	Different Businesses – PWAI and the Asset Management Subsidiaries engage in different business lines. PWAI provides wealth management services to high net worth individuals in the U.S. These services are limited to advice and referrals pertaining to fixed insurance and not securities. In contrast, the Asset Management Subsidiaries provide assent management services and advice about securities exclusively outside the U.S. to high net worth individuals who are not U.S. persons.

●	Separate Personnel – PWAI and the Asset Management Subsidiaries have separate personnel who do not overlap. PWAI has its own licensed endorsed agent who is responsible for the daily operations on behalf of PWAI. The Asset Management Subsidiaries have their own licensed officers who are responsible for providing asset management services.

●	Different Geographic Locations – PWAI and its personnel are geographically located in the United States. In contrast, the Asset Management Subsidiaries and all of their employees are geographically located offshore.

●	Separate Operational Resources – PWAI has sufficient operational resources to conduct its wealth management business. Those resources are not shared with the Asset Management Subsidiaries. Thus, for example, PWAI and the Asset Management Subsidiaries separately use their own information technology equipment, software and personnel.

●	Separate Compliance Programs -- PWAI and the Asset Management Subsidiaries have separate compliance programs. Moreover, separate personnel in different geographic locations oversee and administer these programs. Finally, these programs address fundamentally different compliance obligations due to different business lines and geographic locations of PWAI and the Asset Management Subsidiaries.

●	Separate Creditors – PWAI and the Asset Management Subsidiaries have separate assets and liabilities from a creditor perspective. Thus, the assets of PWAI are not subject to the claims of creditors of the Asset Management Subsidiaries. Similarly, the assets of the Asset Management Subsidiaries are not subject to claims of PWAI’s creditors.

●	Separate Marketing – PWAI and the Asset Management Subsidiaries are separately marketed and held out to the public. This is necessary given their different business lines and geographic locations.

●	Officers and Directors – PWAI has just one director and one officer. This individual also serves as one of the directors and officers of the Asset Management Subsidiaries but is not involved directly in formulating or rendering advice about securities. This individual’s role at PWAI is limited to general oversight. He lives outside the U.S. and is not involved in PWAI’s management or supervision on a day-to-day basis. In fact, he is prohibited under California law from participating in PWAI’s insurance agency business.

Risk Factors

If we were deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940..., page 33

3. Please revise your risk factor language to clearly disclose the bases on which you claim to be exempt from registration and regulation under the Advisers Act.

Response: In response to the Staff’s comment, we revised the risk factor under the title “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If we were deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”) applicable restrictions could make it more difficult for us to continue our business and could have a material adverse impact on our business, operations and financial condition” on pages 33 and 34 of Amendment No. 4 to the Registration Statement. The revised risk factor disclosure is as follows:

If we were deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”) applicable restrictions could make it more difficult for us to continue our business and could have a material adverse impact on our business, operations and financial condition.

We are not, and following this offering, do not intend to operate as an investment adviser subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”). In general, the Advisers Act subjects to registration and regulation any person who meets the definition of investment adviser and makes use of the U.S. mails other U.S. jurisdictional means. The definition of “investment adviser” encompasses any person who, for compensation, is engaged in the business of advising others about securities. We do not provide advice about securities and, thus, we do not meet the Advisers Act definition of investment adviser. Consequently, we are not subject to registration and regulation under the Advisers Act. Rather, we serve as a holding company for several direct and indirect wholly-owned subsidiaries that provide wealth management and asset management services. All of the Company’s asset management services are located outside of the U.S. and provide asset management services outside of the U.S. exclusively to non-U.S. persons.

The Advisers Act and the rules and regulations under the Advisers Act impose certain operational restrictions and compliance obligations on registered investment advisers. These include, for example, limitations on engaging in principal and agency transactions with clients, as well as charging performance-based fees. The U.S. Supreme Court has also held that the Advisers Act imposes on registered investment advisers a fiduciary duty to eliminate or at least disclose conflicts of interest. If we were subject to registration and regulation under the Advisers Act, these limitations and obligations could make it more difficult for us to continue our business and could have a material adverse impact on our business, operations and financial condition. Although our investment strategies might change in the future, we do not and will not engage in activities that will subject us to registration and regulation under the Advisers Act and we believe we will not be deemed to be an “investment advisor” under the Advisers Act.

* * *

We hope the foregoing responses adequately address all remaining SEC staff concerns under the 1940 Act and the Advisers Act. In the event this is not the case, our outside 40 Act counsel would appreciate the opportunity to speak directly with the Division of Investment Management staff members responsible for preparing the 1940 Act and Advisers Act comments.

If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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